                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2003

                               DAIMLERCHRYSLER AG
                 (Translation of registrant's name into English)

                   EPPLESTRASSE 225, 70567 STUTTGART, GERMANY
                     (Address of principal executive office)


                    [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                  Form 20-F  /X/                 Form 40-F  / /

                    [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                        Yes  / /                        No  /X/

                    [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________]


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                               DAIMLERCHRYSLER AG

         FORM 6-K: TABLE OF CONTENTS

         1. Press Release of DaimlerChrysler AG, dated April 24, 2003, regarding DaimlerChrysler Group's financial performance in the first quarter of 2003


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            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that reflect management's current views with respect to future events. The words "anticipate," "assume," "believe," "estimate," "expect," "intend," "may," "plan," "project" and
"should" and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products; increased sales incentives; whether the Chrysler Group, Freightliner, and Mitsubishi Motors can implement their turnaround plans; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading "Risk Factors" in DaimlerChrysler's most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.


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                                                                               1

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                           DAIMLERCHRYLSER


                                                               Press Information
                                                               April 24, 2003

Contact:
Thomas Frohlich, phone: +49 (0) 711 17 9 33 11





STRONG OPERATING RESULTS IN Q1 2003 DESPITE DIFFICULT MARKETS

o GROUP OPERATING PROFIT OF [EURO]1.4 BILLION (Q1 2002: [EURO]3.1 BILLION, INCLUDING A ONE-TIME GAIN OF [EURO] 2.5 BILLION DUE TO THE SALE OF REMAINING SHARES IN T-SYSTEMS ITS AND ONE-TIME EXPENSES OF [EURO] 0.3 BILLION DUE TO RESTRUCTURING MEASURES AT CHRYSLER GROUP AND OF [EURO] 0.1 BILLION RELATED TO THE ECONOMIC AND FINANCIAL CRISIS IN ARGENTINA)

o     MERCEDES CAR GROUP INCREASES OPERATING PROFIT

o     EARNINGS IMPROVEMENT AT CHRYSLER GROUP

o     INCREASED UNIT SALES AND EARNINGS AT COMMERCIAL VEHICLES DIVISION

o     SERVICES DIVISION IMPROVES EARNINGS FROM ONGOING OPERATIONS

o ON A GROUP LEVEL FOR FULL YEAR 2003 EXPECTATION OF A HIGHER ONGOING OPERATING PROFIT MAINTAINED

Stuttgart/Auburn Hills. DaimlerChrysler (stock-exchange abbreviation: DCX) achieved an operating profit of [EURO] 1.4 billion in the first quarter of 2003, once again improving its earnings from ongoing businesses despite a difficult environment. Calculated on the same basis this represents an increase of [EURO] 386 million, or 38%, against Q1 2002. The operating profit of [EURO] 3.1 billion for the first quarter of 2002 included high one-time income (a gain of [EURO]
2.5 billion on the sale of shares in T-Systems ITS) and one-time expenses (structural expenditure of [EURO] 0.3 billion at Chrysler Group and expenditure of [EURO] 0.1 billion related to the economic and financial crisis in


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                                       2

Argentina). All divisions contributed to the improvement. In view of the prevailing economic conditions, DaimlerChrysler's divisions and business units posted very good results in a difficult environment.

Starting with its reporting for the year 2003, DaimlerChrysler will depart from its previous practice of presenting earnings with and without one-time effects; in the future only one figure will be reported for operating profit, net income and earnings per share. In order to ensure comparability with the previous year's figures, references will be made to one-time effects included in the respective prior-year quarters.

With this change DaimlerChrysler is following the new rules adopted by the U.S. Securities and Exchange Commission (SEC), which must be applied for the 2003 financial year and which deal with the reporting of "one-time effects" much more restrictively.

First-quarter net income amounted to [EURO] 588 million (Q1 2002: [EURO] 2.5 billion). Net income for the first quarter of last year included one-time effects, in particular the tax-free income from the sale of shares in T-Systems ITS. Earnings per share amounted to [EURO] 0.58 (Q1 2002: [EURO] 2.49, including one-time effects of [EURO] 1.99).

1.0 MILLION VEHICLES SOLD WORLDWIDE

DaimlerChrysler sold 1.0 million vehicles worldwide in the first quarter of 2003. This figure was 5% lower than in Q1 2002, due to weaker demand in major markets.

First-quarter revenues decreased to [EURO] 33.7 billion due to the appreciation of the euro against the US dollar (Q1 2002: [EURO] 36.9 billion). Adjusted to exclude currency translation, there was an actual increase of 2%.


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                                       3

At the end of the first quarter of 2003, DaimlerChrysler employed 367,962 persons worldwide (Q1 2002: 372,084). The size of the workforce decreased slightly due to the sale of production facilities and the implementation of measures designed to reduce costs and improve efficiency at Chrysler Group. Due to the acquisition of dealerships, there was an increase in the number of employees in the sales organization for Mercedes-Benz passenger cars and commercial vehicles.

DETAILS ON THE DIVISIONS IN THE FIRST QUARTER OF 2003

The MERCEDES CAR GROUP sold 291,200 vehicles in the first quarter, similar to the high figure for Q1 2002 although markets have become even more difficult. First-quarter revenues of [EURO] 12.4 billion surpassed last year's level by 4%.

The division's operating profit of [EURO] 688 million was even better than the high level of the prior year figure of [EURO] 653 million because of the full availability of the new E-Class. There were offsetting effects on earnings, however, due to expenditure for the launch costs of the E-Class station wagon and the CLK convertible. Both of these models were given an excellent reception by the market.

The Mercedes-Benz brand continued to strengthen its position in the premium segment worldwide. Unit sales of Mercedes-Benz passenger cars increased once again to 266,900 units (+1%). Resulting particularly from the success of the E-Class sedan, which was launched in 2002, Mercedes-Benz expanded its worldwide market share in the premium segment to around 38%.

As expected, unit sales of smart cars decreased to 24,200 units (Q1 2002: 28,400 units) in the first quarter. This was partly due to the significantly more intense competition for small cars in the European market, and partly to the fact that many customers postponed their

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                                       4

purchases until the launch of the revised models of the smart city coupe and convertible in February. Incoming orders are developing very positively though.

CHRYSLER GROUP'S worldwide retail sales totaled 615,700 vehicles in the first quarter (Q1 2002: 675,800). This result was primarily related to a softening of the U.S. market due to political and economic uncertainties. Factory shipments declined by 8% to 647,400 vehicles. At the end of the first quarter, dealer vehicle inventory levels in the United States were at 535,800 units, equivalent to a 69 day supply.

Revenues were 21% lower at [EURO] 12.7 billion, mainly due to the appreciation of the euro against the U.S. dollar and the lower shipments. Measured in U.S. dollars, revenues decreased by 3%.

In a difficult and intensely competitive U.S. market, operating profit rose to [EURO] 152 million (Q1 2002: operating loss of [EURO] 187 million). There were positive effects from cost-reduction efforts which were partially offset by lower unit sales and higher price incentives.

The Chrysler Pacifica and the Chrysler Crossfire, which are to be launched in the marketplace in May and June respectively, were extremely well received at their international press introductions.

The COMMERCIAL VEHICLES division increased its unit sales by 5% to 107,000 vehicles in the first quarter this year. Revenues of [EURO] 6.1 billion were similar to those in the first quarter of 2002. As a result of higher unit sales and significant progress with the cost structures of all of its business units, the division achieved a strong improvement in its operating profit, to [EURO] 14 million (Q1 2002: operating loss of [EURO] 85 million).

Due to unexpectedly high demand for heavy trucks in the U.S. market, the Freightliner/Sterling/Thomas Built Buses business unit sold a total of

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                                       5

26,500 vehicles, 15% more than in the first quarter of last year. Unit sales by the Mercedes-Benz Trucks business unit of 21,800 vehicles were slightly lower than the number sold in the prior-year quarter (-2%). The Mercedes-Benz Vans business unit had sales of 52,400 vehicles in the first quarter (Q1 2002: 48,500). First-quarter unit sales of 5,400 units by the DaimlerChrysler Buses & Coaches business unit were lower than last year's level.

The new Actros truck began production in March and will be launched soon. Initial reactions from customers and the international press are very positive.

The SERVICES division generated revenues of [EURO] 3.6 billion in the first quarter of this year (Q1 2002: [EURO] 3.9 billion). The decrease is primarily due to currency-translation effects; adjusted to exclude these effects, actual revenues are 5% higher.

Favorable refinancing conditions and lower provisions for risks in the United States than in Q1 2002 led to a significant increase in ongoing operating results. Operating profit was [EURO] 419 million. However, the figure of [EURO]
2.6 billion for the prior-year quarter included a gain of [EURO] 2.5 billion resulting from the sale of the Group's remaining shares in T-Systems ITS and an expense of [EURO] 0.1 billion due to the economic and financial crisis in Argentina.

The DaimlerChrysler Bank performed very well in the first quarter. By the end of March, more than 100,000 customers had entrusted DaimlerChrysler with deposits totaling [EURO] 2.2 billion.

The OTHER ACTIVITIES segment achieved an operating profit of [EURO] 105 million (Q1 2002: [EURO] 158 million). First-quarter revenues of [EURO] 445 million generated by MTU AERO ENGINES were lower than in the prior year (Q1 2002: [EURO] 562 million), as was anticipated. Incoming orders of

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                                       6

[EURO] 769 million were significantly higher than the [EURO] 583 million for Q1 2002. The EUROPEAN AERONAUTIC DEFENCE AND SPACE COMPANY (EADS) will publish its figures for the first quarter of 2003 on May 6, 2003. In the financial year which ended on March 31, 2003, MITSUBISHI MOTORS CORPORATION
(MMC) increased unit sales over last year by 1% to 1,717,000 vehicles and made further progress with its restructuring. Due to its new product startups, MMC is confident that it will again improve its profitability in the current financial year. MMC will publish its complete year-end financial statements on May 26.

OUTLOOK FOR FULL-YEAR 2003

The economic situation remains very difficult and therefore DaimlerChrysler must still assume that uncertainty among consumers and investors will continue for some time.

Against this backdrop, in full-year 2003, MERCEDES CAR GROUP expects to match last year's strong results in terms of unit sales, revenues and earnings.

Given the difficult market conditions, CHRYSLER GROUP will further intensify its efforts to realize additional cost savings. However, during the last few weeks the market environment in the U.S. has become even more challenging. Thus it will be difficult to achieve the operating profit target of $2 billion before restructuring expenses.

The COMMERCIAL VEHICLES division expects that the significant restructuring costs incurred in the past years will have a positive effect in 2003, leading to better earnings than in 2002.

In the SERVICES division, favorable refinancing conditions, the major efforts taken in the field of cost reduction and more efficient risk controls should lead to a higher ongoing operating result than in 2002.

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                                       7

MTU AERO ENGINES expects it will achieve an operating profit in 2003 similar to last year. MITSUBISHI MOTORS anticipates a further improvement in unit sales and earnings for the current financial year, which began on April 1. Its contribution to DaimlerChrysler's operating profit is therefore also expected to rise. At EADS, earnings in the year 2003 are likely to be lower than in 2002 due to the further weakening in demand for civil aircraft.

For the full year 2003, DaimlerChrysler anticipates Group revenues of approximately [EURO] 145 billion, probably lower than last year due to the appreciation of the euro against the U.S. dollar (2002: [EURO] 149.6 billion).

Although global economic conditions have continued to deteriorate, for Group earnings DaimlerChrysler maintains its target to achieve a higher ongoing operating profit than in 2002. However, a precondition for this result remains that there are no further negative effects in the markets relevant for DaimlerChrysler.

This document contains forward-looking statements that reflect management's current views with respect to future events. The words "anticipate," "assume," "believe," "estimate," "expect," "intend," "may," "plan," "project" and "should" and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products; increased sales incentives; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading "Risk Factors" in DaimlerChrysler's most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

INTERNET SITE
Additional information and news from
DaimlerChrysler is available on the Internet at:
WWW.MEDIA.DAIMLERCHRYSLER.COM

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             DAIMLERCHRYSLER - FIGURES FOR THE 1ST QUARTER 2003

DAIMLERCHRYSLER GROUP                  Q1 2003            Q1 2002         03:02
                                 US-$(1)      (Euro)        (Euro)        Change
                                 -------      ------      --------       -------


Revenues, in millions             36,730     33,697         36,907          - 9%(2)
                                 ------      ------       --------       -------
Operating Profit, in millions      1,529      1,403          3,080         - 54%

                                 ------      ------       --------       -------
Net Income, in millions              641        588          2,503         - 77%
                                 ------      ------       --------       -------

Per Share (EPS)                     0.63       0.58           2.49         - 77%
                                 ------      ------       --------       -------

Employees (March 31)                  367,962              372,084          - 1%
                                 ------      ------       --------       -------




OPERATING PROFIT (LOSS) BY
SEGMENTS                              Q1 2003             Q1 2002        03:02
in millions                       US-$       (Euro)        (Euro)        Change
                                 ------      ------       --------       -------
Mercedes Car Group                  750         688            653          + 5%
                                 ------      ------       --------       -------
Chrysler Group                      166         152           (187)           -
                                 ------      ------       --------       -------
Commercial Vehicles                  15          14            (85)           -
                                 ------      ------       --------       -------
Services                            457         419          2,555         - 84%
                                 ------      ------       --------       -------
Other Activities                    114         105            158         - 34%
                                 ------      ------       --------       -------


REVENUES BY SEGMENTS                  Q1 2003             Q1 2002        03:02
in millions                       US-$       (Euro)        (Euro)        Change
                                 ------      ------       --------       -------
Mercedes Car Group               13,542      12,424         11,931          + 4%
                                 ------      ------       --------       -------
Chrysler Group                   13,820      12,679         15,950         - 21%
                                 ------      ------       --------       -------
Commercial Vehicles               6,653       6,104          6,121          - 0%
                                 ------      ------       --------       -------
Services                          3,933       3,608          3,930          - 8%
                                 ------      ------       --------       -------
Other Activities                    585         537            666         - 19%



UNIT SALES                     Q1 2003      Q1 2002        03:02
                                                          Change
                              ---------    ---------      --------
DaimlerChrysler Group         1,042,800    1,099,000           - 5%
                              ---------    ---------      --------
   Mercedes Car Group           291,200      292,500           - 0%
                              ---------    ---------      --------
   Chrysler Group               647,400      704,800            - 8%
                              ---------    ---------      --------
   Commercial Vehicles          107,000      101,700            + 5%
                              ---------    ---------      --------

-------------------
1) Rate of exchange: 1[EURO]= U.S.-$ 1.0900 (based on the noon buying rate on March 31, 2003).

2) A 2 % increase after adjusting for effects of currency translation.


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             DaimlerChrysler AG


                             By: /s/ ppa.  Robert Koethner
                                 ----------------------------------
                                 Name:     Robert Koethner
                                 Title:    Vice President
                                           Chief Accounting Officer


                             By: /s/ i. V. Silvia Nierbauer
                                 ----------------------------------
                                 Name:     Silvia Nierbauer
                                 Title:    Director


Date: April 24, 2003